Exhibit 21.1

SUBSIDIARIES OF IMPINJ, INC.

Name of Subsidiary	State or other Jurisdiction of Incorporation
Impinj Internation Ltd.	Cayman Islands
Impinj RFID Technology (Shanghai) Co., Ltd.	China
Impinj UK Limited	United Kingdom
PI Operations (Thailand) Co. Ltd.	Thailand
Impinj Malaysia SDN. BHD.	Malaysia
Impinj Brazil Limitada	Brazil